Exhibit 99.1

Hepsiburada Announces 2022 Annual General Assembly

ISTANBUL, July 27, 2023 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS) (the “Company”), a leading Turkish e-commerce platform, will hold its 2022 Annual General Assembly on Friday, August 25, 2023 at 11:00 İstanbul time at the Company’s headquarters at Kuştepe Mahallesi, Mecidiyeköy Yolu Caddesi, No:12 Trump Towers Kule:2 Şişli, İstanbul.

Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

The agenda of the Annual General Assembly consists of the following items in accordance with the relevant provisions of the Turkish Commercial Code (the “TCC”) and the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives in Such Meetings (the “Regulation”) governing the agenda of ordinary general assembly meetings:

1.	Opening of the meeting and election of the General Assembly Meeting Chairmanship;

2.	Authorization of the General Assembly Meeting Chairmanship to sign the minutes of the meeting;

3.	Reading and discussion of the Board of Director’s annual report for 2022 and reading of the independent auditor’s report, as stipulated in the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives to be Present at These Meetings (the “Regulation”);

4.	Reading, discussion, and ratification of the financial statements for the 2022 accounting period, as specified in the Regulation;

5.	Release of the members of the Board of Directors for all their respective business, transactions and activities for the 2022 accounting period, as specified in the Regulation;

6.	Decision on the Company’s profit for the 2022 accounting period, the use of the profit, the proportions of the profit and earnings shares to be distributed, as specified in the Regulation;

7.	Decision on the salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors in their capacity as such and, as applicable, in their capacity as members of committees for the year 2023 under Article 394 of the TCC and the Regulation;

8.	Approval of the appointment of Mr. Stefan Gross-Selbeck, who was appointed by the Board of Directors pursuant to Article 363 of the TCC as an independent member of the Board of Directors to fill a seat vacated due to the resignation of Mr. Cemal Ahmet Bozer, as specified in the TCC and the Regulation;

9.	Appointment of the members of the Board of Directors and determination of their terms of office;

10.	Appointment of the independent auditor for the 2023 accounting period, as specified in the Regulation;

11.	Consent of members of the Board of Directors for the commercial activities and transactions referred to in Article 395 and Article 396 of the TCC;

12.	Approval of the renewal of the directors’ and officers’ insurance policy;

13.	Determination of the upper limit for the aid and donations to be made until the next Ordinary General Assembly meeting of the Company as 2 per thousands of the total net assets of the Company and approval of the authorization of the Board of Directors within this context;

14.	Approval of the granting of Company’s Class B shares that can be represented by ADSs (American Depositary Shares) within the scope of the Incentive Plan (HAPP), the main framework and conditions of which were established under the decision of the Company’s Board of Directors dated 24 March 2021 and numbered 2021/13, to senior executives, key employees, consultants, managers and members of the Board of Directors, as determined by the resolution of the Board of Directors dated 27 February 2023 and numbered 2023/03;

15.	Approval of the Revised Incentive Plan under which shares may be granted to senior executives, key employees, consultants, managers and members of the Board of Directors as set forth in the resolution of the Board of Directors dated 24 April 2023 and numbered 2023/10;

16.	Determining the procedures and principles of the authorization to the Board of Directors to repurchase a portion of the Company’s ADSs traded on Nasdaq, pursuant to the applicable laws of the United States by complying with the requirements and limitations in applicable law, for the purpose of granting shares of the Company that can be represented by ADS to those senior executives, key employees, consultants, managers and members of the Board of Directors, within the scope of the Revised Incentive Plan approved with the decision of the Board of Directors dated 24 April 2023 and numbered 2023/10;

17.	Determination of the procedures and principles of the authorization to be given to the members of the Board of Directors for the repurchase of ADSs representing Class B shares of the Company from the publicly traded portion, as specified in Article 16 of the Agenda above, in accordance with the provisions of Article 379 et seq. of the TCC;

18.	Approval of the Remuneration Policy for the members of the Board of Directors and managers of the Company;

19.	Closing.

Explanatory notes on the agenda items along with the copies of certain materials related to the Annual General Assembly will be made available on the Company’s investor relations website https://investors.hepsiburada.com/ as of July 27, 2023.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 57 million members with approximately 180 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with over 100,000 merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and Buy-Now-Pay-Later solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the “Technology Empowerment for Women Entrepreneurs” programme in 2017, which has supported over 43,000 female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com